Exhibit 99.1

Cummins Westport Inc. Celebrates 10,000th ISL G Engine

VANCOUVER, July 6, 2011 /CNW/ - Cummins Westport Inc. (CWI), a leading provider of high-performance, alternative fuel engines for the global market, announced today the production and celebration of the 10,000th ISL G natural gas engine at the Cummins Engine Plant in Rocky Mount, N.C. (RMEP). Cummins Westport ISL G engines are sold globally in a variety of applications including shuttle and school buses, urban transit, vocational, and medium and heavy-duty truck and tractor applications.

"The Cummins Westport ISL G natural gas engine has logged millions of miles/kilometers of superior performance for operators on four continents," said Roe East, CWI's President. "We will continue to leverage the success of the proven technology CWI first introduced in the ISL G to develop future high-performance natural gas engine products."

Since the launch of the ISL G four years ago, 10,000 engines have now been produced at the RMEP - making the ISL G the largest single automotive natural gas engine production in Cummins history.  Along with the ISL G production milestone, the RMEP also reached the 30,000 total natural gas engines production mark in June 2011.

The ISL G is available as a factory option from leading bus and truck manufacturers and its ability to operate on compressed natural gas (CNG), liquefied natural gas (LNG), or renewable natural gas (RNG) or Biomethane has made it the leading natural gas engine in North America.  Natural gas is an abundant, cost effective, low carbon and low emissions fuel.

Key features include power ratings from 250 to 320 hp and up to 1,000 lb-ft of torque, diesel-like performance, and meeting global low emission standards with the use of a maintenance-free three way catalyst.  The ISL G does not require selective catalytic reduction (SCR) or a diesel particulate filter (DPF).

For more information about Cummins Westport and a video tour of the ISL G natural gas engine, visit: www.cumminswestport.com/products/islg.php

About Cummins Westport Inc.

Cummins Westport Inc. manufactures and sells the world's widest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  CWI is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ:WPRT/TSX:WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas, liquefied natural gas, hydrogen, and biofuels such as landfill gas. www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport's business, operations, technology development or to the environment in which it operates including statements regarding the development of future engine products. Such statements are based on Cummins Westport's estimates, forecasts, expectations, projections and strategic and other plans. These statements are not guarantees of future performance and actual results may vary. These statements additionally involve risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control including risks relating to industry and products, commodity prices, governmental policies and regulation, technology innovations and general economic conditions. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%CIK: 0001370416

For further information:

Inquiries:

Cummins Westport Inc. / Westport Innovations Inc.
Darren Seed
Vice President, Investor Relations & Communications
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Cummins Inc.
Janet Williams
Director - Corporate Communications
Phone: 317-610-2488
Email: janet.williams@cummins.com
Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 08:00e 06-JUL-11